       Filed Pursuant to Rule 253(g)(2)
              File No. 024-10761
Offering Circular Supplement
Dated May 8, 2018

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (SEC). The offering was Qualified on
December 15, 2017. A Post-Qualification Amendment #1 was filed with the SEC and was
Qualified on March 28, 2018.

This Offering Supplement only covers a change in the offering price of a portion of the shares offered. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final
Offering Circular was filed may be obtained.

OFFERING CIRCULAR

                            CLIKIA CORP.

              1,250,000,000 Shares of Common Stock

This Post-Qualification Offering Circular Amendment No. 1 (the PQA) amends the offering circular of Clikia Corp., dated December 15, 2017, as qualified on December 15, 2017, and as may be amended and supplemented from time to time, to add additional shares of common stock (the Offered Shares) to be offered pursuant to the Offering Circular. This PQA relates to the offer and sale of up to an additional 250,000,000 Offered Shares, for a revised maximum of 1,250,000,000 Offered Shares.

By this Offering Circular, Clikia Corp., a Nevada corporation, is offering for sale a maximum of 1,250,000,000 shares of its common stock (the Offered Shares), at a fixed price of $0.0003 per share, pursuant to Tier 1 of Regulation A of the United States
Securities and Exchange Commission (the SEC). A minimum purchase of $300 of the Offered
Shares is required in this offering. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See Plan of Distribution).

Title of
Securities   Number   Price  Commissions(1)       Proceeds to Company(2)
Offered         of Shares to Public

Common Stock  1,250,000,000 $0.0003      $-0-     $732,200

 (1) We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.
 (2) Does not account for the payment of expenses of this offering estimated at $25,000.
  See Plan of Distribution.

Our common stock is quoted on the OTC Pink, which is operated by OTC Markets Group, Inc.
(OTC Markets), under the ticker symbol CLKA. On May 8, 2018, the closing price of our common stock was $0.0006 per share.

Investing in the Offered Shares is speculative and involves substantial risks. You should purchase Offered Shares only if you can afford a complete loss of your investment. See
Risk Factors, beginning on page 4, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED
OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY
OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT
TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN
INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this Offering Circular under Plan of Distribution-State
Law Exemption and Offerings to Qualified Purchasers-Investor Suitability Standards (page
15). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the
General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Post-Qualification Offering Circular
Amendment No. 1 is March 28, 2018.

TABLE OF CONTENTS
               Page
Cautionary Statement Regarding Forward-Looking Statements    2
Offering Circular Summary        2
Risk Factors          4
Dilution          11
Use of Proceeds          12
Plan of Distribution         13
Description of Securities        14
Business          16
Management's Discussion and Analysis of Financial
 Condition and Results of Operations       20
Directors, Executive Officers, Promoters and Control Persons    23
Executive Compensation         24
Security Ownership of Certain Beneficial Owners and Management    25
Certain Relationships and Related Transactions      26
Legal Matters          27
Where You Can Find More Information       27
Index to Financial Statements        27

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook;
anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.
The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-
looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering
Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to Clikia Corp., a
Nevada corporation, including its sole subsidiary, Clikia Corp., a Louisiana corporation (Clikia-LA).

Our Company

Clikia Corp. was incorporated in 2002 in the State of Nevada, under the name MK
Automotive, Inc. Our corporate name changed to Clikia Corp. in July 2017. From 2002 through 2015, our company was engaged in the retail and commercial automotive diagnostic, maintenance and repair services businesses, and, from December 2015 through January 2017, we pursued the commercial exploitation of Squuak.com, a social media and content sharing tool and platform. Ultimately, these business efforts were unsuccessful. In February 2017, our company acquired Clikia-LA, a
Baton Rouge, Louisiana-based over-the-top, or OTT, video streaming service provider, and adopted the OTT video streaming business plan of Clikia-LA.

Our Business

ClikiaTV is our subscription-based streaming cable television service delivered via our Clikia App, which is available in the iTunes Store, the Google Play Store, on
Amazon and Roku, and via Google Chromecast for any device, and through our interconnected website, www.Clikia.com, that targets consumers who wish to join the cord-cutting movement, the movement away from traditional cable and satellite television subscriptions.

ClikiaTV competes in the over-the-top content (video) delivery industry. Over-the-
op, or OTT, is the term used to describe the delivery of film and TV content via the internet, without requiring users to subscribe to a traditional cable or satellite pay-TV service, like Comcast, Time Warner Cable or DirecTV.

Offering Summary

Securities Offered  1,250,000,000 shares of common stock, par value $0.00001 (the Offered Shares).

Offering Price   $0.0003 per Offered Share.

Shares Outstanding  627,814,672 shares issued and outstanding as
Before This Offering  of the date hereof, with an additional 62,781,467 unissued shares underlying currently convertible
    portions of outstanding convertible instruments.

Shares Outstanding  1,562,814,672 shares, with an additional 156,281,467
After This Offering  unissued shares underlying currently convertible portions of outstanding convertible debt instruments
    and agreements.

Minimum Number of Shares None
to Be Sold in This Offering

Investor Suitability Standards The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular
    in duly qualified who have either (a) a minimum
    annual gross income of $70,000 and a minimum net
    worth of $70,000, exclusive of automobile,
    home and home furnishings, or (b) a minimum net
    worth of $250,000, exclusive of automobile, home
    and home furnishings.

Market for our Common Stock Our common stock is quoted on the OTC Pink under the ticker symbol CLKA.

Termination of this Offering This offering will terminate at the earliest of (a)
    the date on which the maximum offering has been sold,
    (b) the date which is one year from this offering
    being qualified by the SEC and (c) the date on which
    this offering is earlier terminated by us, in our
    sole discretion.

Use of Proceeds   We will apply the proceeds of this offering for video
    streaming rights acquisition, general and
    administrative expenses, payroll expenses, investments
    in, and/or acquisitions of, companies that we believe
    would improve our ability to generate profits and
    working capital. (See Use of Proceeds).

Risk Factors   An investment in the Offered Shares involves a high
    degree of risk and should not be purchased by
    investors who cannot afford the loss of their entire
    investments. You should carefully consider the
    information included in the Risk Factors section of
    this Offering Circular, as well as the other
    information contained in this Offering Circular,
    prior to making an investment decision regarding
    the Offered Shares.

Corporate Information  Our principal executive offices are located at 7117
    Florida Boulevard, Suite 203, Baton Rouge, Louisiana
    70806; our telephone number is 800/584/3808; our
    corporate website is located at www.clikia.com.
    No information found on our company's website
    is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a
Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering.
We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with
OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

                              RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.
Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See Cautionary Statement
Regarding Forward-Looking Statements).

Risks Related to Our Company

There is doubt about our ability to develop ClikiaTV as a viable business, and we will need additional funding beyond this offering.

We have incurred operating losses over the past three years. Our current efforts focused on bringing ClikiaTV to market have yet to yield meaningful revenues or any profits. Recently, we have obtained certain financing that has aided our ClikiaTV-related efforts, but such financing has not been sufficient to allow us to pursue our complete plan of business. Further, there can be no assurance that our ClikiaTV business will be successful.

We may be unable to obtain sufficient capital to pursue our growth strategy.

Currently, we do not have sufficient financial resources to implement our complete business plan relating to the development of our ClikiaTV streaming cable television subscription service. If this offering is successful, however, we expect that we would, then, possess adequate capital with which to implement the initial facet of our business plan, the marketing of ClikiaTV via social media platforms. There is no assurance that we will sell any of the Offered Shares in this offering, nor is there any assurance that our ClikiaTV business will be able to generate revenues that are sufficient to sustain our operations. We are not able to offer assurance that we will be able to obtain additional sources of financing, in order to satisfy our working capital needs.

We do not have a successful operating history with respect to our ClikiaTV streaming cable television subscription service.

We are without a history of operations in the OTT video streaming business, which makes a purchase of the Offered Shares speculative in nature. Because of this limited operating history, it is difficult to forecast our future operating results.
Additionally, our operations will be subject to risks inherent in the establishment of a new business, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our ClikiaTV streaming cable television subscription service.

There are risks and uncertainties encountered by early-stage companies.

As an early-stage company, we are unable to offer assurance that we will be able to overcome the lack of recognition for the ClikiaTV brand name and our lack of capital.

We may not be successful in establishing our business model.

We are unable to offer assurance that we will be successful in establishing a subscriber base with respect to our ClikiaTV streaming cable television subscription service. Should we fail to implement successfully our business plan, you can expect to lose your entire investment.

We may never earn a profit.

Because we lack a successful operating history in the OTT video streaming business, we are unable to offer assurance that we will ever earn a profit from our operations.

If we are unable to manage future expansion effectively, our business may be adversely impacted.

In the future, we may experience rapid subscriber growth, which could place a significant strain on our operations, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed.
There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our executive officers' serving without current compensation; the loss of these officers could disrupt our operations and adversely affect the development of our ClikiaTV streaming cable television business.

Our success in establishing our ClikiaTV streaming cable television subscription service will depend, primarily, on the continued service of our CEO, David
Loflin. We have entered into an employment agreement with Mr. Loflin; however, no payments have been made to him thereunder, due to our lack of operating capital. Nevertheless, the loss of service of Mr. Loflin, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not purchased any key-man life insurance. (See Certain Relationships and Related Transactions).

If we are unable to recruit and retain key personnel, our business may be harmed.

If we are unable to attract and retain key personnel, our business may be harmed.
Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business plan is not based on independent market studies.

We have not commissioned any independent market studies concerning the market for our ClikiaTV streaming cable television subscription service. Rather, our plans for implementing our business strategy and achieving profitability are based on the experience, judgment and assumptions of our executive officers.
If these assumptions prove to be incorrect, we may not be successful in further establishing ClikiaTV.

Our Board of Directors may change our policies without shareholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our
Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business

We may not be able to compete effectively in the OTT video streaming market.

The OTT video streaming industry has enjoyed explosive growth since the end of 2015, and is an intensely competitive industry. Netflix, the leading video streaming content provider, and Hulu are among the most well-known of our competitors, as is AT&T, who has aggressively pursued video streaming market share by bundling its DirecTV(R), AT&T Fibre(R) (inexpensive broadband internet service) and cellular services. Many of our competitors, including
Netflix, Hulu and AT&T, possess substantially greater resources, financial and otherwise, than does our company. No assurances can be given that we will be able to compete successfully in the OTT video streaming industry.

Introduction of new products and services by competitors could harm our competitive position and results of operations.

The market for our ClikiaTV streaming cable television subscription service is characterized by intense competition, evolving industry standards, evolving business and distribution models, price cutting, with resulting downward pressure on gross margins, and price sensitivity on the part of consumers.
Our future success will depend on our ability to gain recognition of the
ClikiaTV brand name and customer loyalty, as well as our being able to anticipate and respond to emerging standards and other unforeseen changes.
If we fail to satisfy such standards of operation, our operating results could suffer. Further, intra-industry consolidations may result in stronger competitors and may, therefore, also harm our future results of operations.

If our efforts to attract and retain subscribers to our ClikiaTV streaming cable television subscription service are not successful, our business will be adversely affected.

Our ability to attract, and to continue to attract, subscribers to ClikiaTV streaming cable television subscription service will depend, in part, on our ability consistently to provide subscribers with compelling content choices, as well as a quality experience for selecting and viewing ClikiaTV's content.
If consumers do not perceive ClikiaTV to be of value, we may not be able to attract and retain subscribers. If we do not grow as expected, we may not be able to adjust our expenditures or increase our (per subscriber) revenues commensurate with the lowered growth rate such that our margins, liquidity and results of operation may be adversely impacted. If we are unable to compete successfully with current and new competitors in both retaining existing subscribers and attracting new subscribers, our business will be adversely affected.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options through which to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Piracy, in particular, threatens to damage our business, as piracy renders virtually all content free. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as internet based e-commerce or entertainment video providers, are increasing their internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. As compared to our company, they may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New entrants may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to compete successfully or profitably with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

If we fail to maintain a positive reputation with consumers concerning our
ClikiaTV streaming cable television subscription service, including the content offered, we may not be able to attract or retain subscribers, and our operating results may be adversely affected.

We believe that a positive reputation with consumers concerning our ClikiaTV streaming cable television subscription service is highly important in attracting and retaining subscribers who have a number of choices from which to obtain entertainment video. To the extent the ClikiaTV content is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted.

If studios, content providers or other rights holders refuse to license streaming content or other rights upon terms acceptable to our company, our business could be adversely affected.

Our ability to provide ClikiaTV subscribers with streaming content depends on studios', content providers' and other rights holders' licensing rights to distribute such content and certain related elements thereof. The license periods and the terms and conditions of such licenses vary. If the studios, content providers and other rights holders are not or are no longer willing or able to license our company content upon terms acceptable to us, our ability to stream content to ClikiaTV subscribers will be adversely affected and/or our costs could increase. As competition increases, the cost of programming can be expected to increase. Also, we focus on providing an overall mix of content that engages subscribers in a cost-efficient manner. If we do not maintain a compelling mix of content, it can be expected that our subscriber acquisition and retention may be adversely affected.

Any significant disruption in, or unauthorized access to, our computer systems or those of third parties utilized in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including subscriber information, or theft of intellectual property, which could adversely impact our business.

ClikiaTV's reputation and ability to attract, retain and serve subscribers is dependent upon the reliable performance and security of our computer systems and those of third parties utilized in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures and cybersecurity risks. Interruptions in these systems, or with the internet in general, could make ClikiaTV unavailable or degraded or otherwise hinder our ability to deliver ClikiaTV. Service interruptions, errors in software or the unavailability of computer systems used in operations could diminish the overall attractiveness of ClikiaTV to existing and potential subscribers.

Our computer systems and those of third parties used in our operations are vulnerable to cybersecurity risks, including computer viruses, physical or electronic break-ins and similar disruptions. Any attempt by hackers to obtain our data or intellectual property, disrupt ClikiaTV, or otherwise access to our systems, or those of associated third parties, if successful, could harm our business, be expensive to remedy and damage our reputation.
We have implemented certain systems and processes to thwart hackers and protect our data and systems. Any significant disruption to ClikiaTV could result in a loss of subscribers and adversely affect our business and results of operation.

A recent Federal Communications Commission (FCC) vote to remove exiting net neutrality rules could have a negative effect on our ClikiaTV streaming cable television subscription service, in the long term.

The FCC's December 2017 vote to remove existing net neutrality rules marks a reversal from the FCC's position during the Obama Administration. The FCC's current position against net neutrality represents a free market approach to the internet, while the position of the Obama Administration (as well as most other nations) favored a regulatory structure that established an even playing field for both internet service provider (ISP) and user, that is, control of the content would not be in the hands of free-market participants.

Critics of the FCC's current position against net neutrality argue that its current position will, ultimately, lead to a monopolistic, anti-competitive environment that impairs consumer choice. For example, without a net neutrality regulatory scheme, it is argued, a consumer's ISP could offer a particular video streaming service for free, while charging the consumer for streaming
ClikiaTV. It is also speculated by these critics that a consumer will, over time, be forced to subscribe to the internet TV service offered by such consumer's ISP.

To date, we have noticed no impact from the recent FCC vote to remove existing net neutrality rules. However, you should be aware of the possibility that
ClikiaTV may not be able to compete successfully as the internet's control and regulatory environment evolves.

Changes by network operators in how they handle and charge for access to data that travels across their networks could adversely impact our business.

We rely upon the ability of consumers to access ClikiaTV through the internet.
If network operators block, restrict or otherwise impair access to ClikiaTV over their networks, our ClikiaTV streaming cable television subscription service and business could be negatively affected. It is possible that the
FCC's recent removal of net neutrality rules could lead to such circumstances.
To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our subscriber acquisition and retention could be negatively impacted.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued
growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on
us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Privacy concerns could limit our ability to collect and leverage our subscriber data and disclosure of subscriber data could adversely impact our business and reputation.

In the ordinary course of business, we collect and utilize data supplied by
ClikiaTV subscribers. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit its ability to collect, transfer and use data, could have an adverse effect on our business.

Our reputation and our relationships with ClikiaTV subscribers would be harmed if subscriber data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding ClikiaTV subscribers, including names and billing data. Currently, this data is maintained on third-party systems. With respect to billing data, such as credit card numbers, we rely on licensed encryption and authentication technology to secure such information. Measures are taken to protect against unauthorized intrusion into ClikiaTV subscribers'
data. Despite these measures, our third-party payment processing services could experience an unauthorized intrusion into ClikiaTV subscribers' data. In the event of such a breach, current and potential ClikiaTV subscribers may become unwilling to provide the information necessary for them to become ClikiaTV subscribers. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into ClikiaTV subscribers' data occur, our business could be adversely affected.

We are subject to payment processing risk.

ClikiaTV subscribers pay their monthly fees using credit/debit cards.
Currently, we rely on third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, our revenue, operating expenses and results of operation could be adversely impacted.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of the ClikiaTV brand may be diminished, and our business adversely affected.

We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of the ClikiaTV brand may be diminished, competitors may be able to more effectively mimic our video streaming service and methods of operations, the perception of the ClikiaTV business and service to subscribers and potential subscribers may become confused in the marketplace, and our ability to attract ClikiaTV subscribers may be adversely affected.

Risks Related to Compliance and Regulation

The Offered Shares are offered pursuant to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012 (the JOBS Act); we cannot be certain if the reduced disclosure requirements applicable to Tier 1 issuers will diminish the attractiveness of the Offered Shares to investors.

As a Tier 1 issuer, we will be subject to scaled disclosure and reporting requirements, which may make an investment in the Offered Shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of the Offered Shares, as well as any ongoing compliance to which we may be subject.
If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Offered Shares, we may be unable to raise the funds necessary to implement our planned business development activities, which could severely affect the value of our common stock.

We will not have reporting obligations under Sections 14 or 16 of the Securities
Exchange Act of 1934, nor will any shareholders have reporting requirements of
Regulation 13D or 13G, nor Regulation 14D.

So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act.
Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively.
Such information about our directors, executive officers and beneficial holders will only be available through this (and any subsequent) offering statement, as well as periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future;
provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (i) 2000 persons; or (ii) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange
Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company's common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5%
of the class.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to our conducting a traditional initial public offering on Form S-1.

Because of the exemptions from various reporting requirements provided to us under
Regulation A and because we are only permitted to raise up to $20.0 million in any 12-month period under Regulation A (although we may raise capital in other ways), our company may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Prospective investors may be unable to compare our business with other companies in our industry, if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements.

As a Tier 1 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting and we will be exempt from any independent auditor attestation requirements concerning any such report, so long as we are a Tier 1 issuer. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would
be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange's requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our current subsidiary, and future subsidiaries, for our cash flow and subordinates the rights of our shareholders to the rights of creditors of our current subsidiary, and future subsidiaries, in the event of an insolvency or liquidation of any such subsidiary.

Our company, Clikia Corp., is a holding company and, accordingly, substantially all of our operations are currently conducted through our current subsidiary and, in the future, will be conducted through additional subsidiaries. Such subsidiaries are and will be separate and distinct legal entities. As a result, our cash flow depends and will depend upon the earnings of our subsidiaries. In addition, we depend and will depend on the distribution of earnings, loans or other payments by our subsidiaries.
No subsidiary has or will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

There is no minimum offering and no person has committed to purchase any of the
Offered Shares.

We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered
Shares.

We have outstanding convertible debt instruments that could negatively affect the market price of our common stock.

Certain of our outstanding convertible debt instruments could negatively affect the market price of our common stock, should their respective exercise prices, at the time of exercise, be lower than the then-market price of our common stock.
We are unable, however, to predict the actual effect that the conversion of any such convertible debt instruments would have on the market price of our common stock.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares.

Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares.

We do not intend to pay dividends on our common stock.

We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity.

Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the
SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00
(other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

Our common stock is thinly traded and its market price may become highly volatile.

There is currently only a limited market for our common stock. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

- quarterly variations in our operating results;
- operating results that vary from the expectations of investors;
- changes in expectations as to our future financial performance, including financial estimates by investors;
- reaction to our periodic filings, or presentations by executives at investor and industry conferences;
- changes in our capital structure;
- changes in market valuations of other internet or online entertainment companies;
- announcements of innovations or new services by us or our competitors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- lack of success in the expansion of our business operations;
- announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
- additions or departures of key personnel;
- asset impairment;
- temporary or permanent inability to offer products or services; and
- rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily.

The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company's assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See Dilution).

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock.

Our officers and directors hold shares of our restricted common stock, but will be able to sell their shares in the market if one should develop. In general, our officers and directors and major shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

As of the date of this Offering Circular, there is a total of 873,204,859 shares of our common stock reserved for issuance upon conversion of the currently convertible portions of convertible debt instruments and pursuant to agreements. All such shares constitute an overhang on the market for our common stock and, if and when issued, will be issued without transfer restrictions, pursuant to certain exemptions from registration, and could reduce prevailing market prices for our common stock. Also, in the future, we may also issue securities in connection with our obtaining needed capital or an acquisition transaction. The amount of shares of our common stock issued in connection with any such transaction could constitute a material portion of our then-outstanding shares of common stock.

The outstanding shares of our Series A Super-Voting Preferred Stock effectively preclude current and future owners of our common stock from influencing any corporate decision.

Our CEO, David Loflin, through his ownership of RioRoca Holdings, LLC, controls 100%
of the outstanding shares of our Series A Super Voting Preferred Stock. The Series A
Super Voting Preferred Stock has 500 times that number of votes on all matters submitted to the holders of our common stock and votes together with the holders of our common stock as a single class. Mr. Loflin will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. His control of the outstanding Series A Super Voting Preferred Stock may also delay or prevent a future change of control of our company at a premium price, if he opposes it.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering.

If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the
Offered Shares in this offering. (See Dilution).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

                            DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of December 31, 2017, was $(623,885) (unaudited), or $(0.00) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

The tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered
Shares are sold.

     Assuming the Sale of 100% of the Offered Shares

Assumed offering price per share $0.0003
Net tangible book value per share as of December 31, 2017 (unaudited) $(0.00)
Increase in net tangible book value per share after giving effect to this offering $0.00
Pro forma net tangible book value per share as of December 31, 2017 (unaudited) $0.00
Dilution in net tangible book value per share to purchasers of Offered
       Shares in this offering $0.0003

     Assuming the Sale of 75% of the Offered Shares

Assumed offering price per share $0.0003
Net tangible book value per share as of December 31, 2017 (unaudited) $(0.00)
Increase in net tangible book value per share after giving effect to this offering $0.00
Pro forma net tangible book value per share as of December 31, 2017 (unaudited) $0.00
Dilution in net tangible book value per share to purchasers of Offered
        Shares in this offering $0.0003

      Assuming the Sale of 50% of the Offered Shares

Assumed offering price per share $0.0003
Net tangible book value per share as of December 31, 2017 (unaudited) $(0.00)
Increase in net tangible book value per share after giving effect to this offering $0.00
Pro forma net tangible book value per share as of December 31, 2017 (unaudited) $(0.00)
Dilution in net tangible book value per share to purchasers of Offered
         Shares in this offering $0.0003

       Assuming the Sale of 25% of the Offered Shares

Assumed offering price per share $0.0003
Net tangible book value per share as of December 31, 2017 (unaudited) $(0.00)
Increase in net tangible book value per share after giving effect to this offering $0.00
Pro forma net tangible book value per share as of December 31, 2017 (unaudited) $(0.00)
Dilution in net tangible book value per share to purchasers of Offered
          Shares in this offering $0.0003

                             USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder's fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

Assumed Percentage of Offered Shares Sold in This Offering
                                 25%           50%        75%          100%
                              ___________  ___________ ___________ _____________
Number of Offered Shares sold 312,500,000  625,000,000 937,500,000 1,250,000,000
Gross proceeds                $250,000     $500,000    $750,000    $1,000,000
Offering expenses             25,000       25,000      25,000      25,000
Proceeds to our company       $225,000     $475,000    $725,000    $975,000

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the
Offered Shares. All amounts set forth below are estimates.

    Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
                                           25%       50%       75%      100%
                                         _______   _______   _______   _______

Non-Management Personnel Payroll Expense $25,000   $50,000   $50,000   $50,000
General and Administrative Expense       50,000    75,000    100,000   150,000
Marketing Expense (1)                    100,000   150,000   300,000   425,000
Investments/Acquisitions (2)             ---       ---       ---       50,000
Repayment of Indebtedness                ---       90,000(3) 150,000(4)185,000(5)
Channel Acquisition                      20,000    50,000    50,000    65,000
Working Capital                          30,000    60,000    75,000    100,000
                                         ________  ________  ________  ________
                      TOTAL              $225,000  $475,000  $725,000  $975,000
____________________________________________________________
(1) Marketing efforts are anticipated to be a blend of social media marketing strategies
(approximately 90%) and traditional marketing channels (approximately 10%), including radio, print and television.
(2) We currently have no agreement or other understanding, written or oral, with respect to any investment in, and/or acquisition of any other company. Should we fail to make any such investment and/or acquisition, the funds designated for such investment would be applied to working capital.
(3) The indebtedness to be repaid with such proceeds includes the following: (a) a loan of $30,000 by a third party, which debt, incurred in November 2017, is due in November
2018, provided that such debt is due and payable if and when we obtain sufficient funds pursuant to this offering; the promissory note underlying such indebtedness is convertible into shares of our common stock at a 50% percent discount to the then-market price of our common stock; the proceeds from this loan were applied to operating expenses; and (b) $60,000 to a third party, which debt, incurred in November 2017, is due in January 2018; the promissory note underlying such indebtedness was issued to a third party as partial consideration for our purchase of 45% of LiveSpeed Baton Rouge
#1, LLC (see Certain Transactions).
(4) The indebtedness to be repaid with such proceeds includes the items listed in footnote 3, as well as the following: $60,000 to a third party, which debt, incurred in November 2017, is due in January 2018; the promissory note underlying such indebtedness was issued to a third party as partial consideration for our purchase of
45% of LiveSpeed Baton Rouge #2, LLC (see Certain Transactions).
(5) The indebtedness to be repaid with such proceeds includes the items listed in footnotes 3 and 4, as well as the following: (a) a loan of $25,000 by a third party, which debt, incurred in February 2017, is due in February 2018; the promissory note underlying such indebtedness is convertible into shares of our common stock at a
55% percent discount to the then-market price of our common stock; the proceeds from this loan were applied to operating expenses; and (b) a loan of $10,000 by a third party, which debt, incurred in March 2017, is due in March 2018; the promissory note underlying such indebtedness is convertible into shares of our common stock at a per share rate of $0.00166; the proceeds from this loan were applied to operating expenses.

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the OTT industry, general economic conditions and our future revenue and expenditure estimates.

 Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering.
The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

                        PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 1,250,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.0003 per Offered Share; and funds derived from this offering will be immediately available to us for our use. There will be no refunds.
This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor's subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our
Chief Executive Officer, David Loflin. Mr. Loflin will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Loflin is exempt from registration as a broker-dealers under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In
particular, Mr. Loflin:

- is not subject to a statutory disqualification, as that term is defined in
    Section 3(a)(39) of the Securities Act; and
- is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
- is not an associated person of a broker or dealer; and
- meets the conditions of the following:
- primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
- was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
- did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or
    (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 7.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-
ealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 7% on the sale of Offered Shares effected by the broker-
dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please go to www.clikiarega.com and electronically receive and review the information set forth on such website.

Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:
    - Electronically execute and deliver to us a subscription agreement; and
    - Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed.
Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download
24 hours per day, 7 days per week on our website at www.clikiarega.com, as well as on the SEC's website, www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor's funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See State Qualification and Investor Suitability Standards
below).

An approved trustee must process and forward to us subscriptions made through
IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs,
Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $300.00 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $50.00.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See Risk Factors).

The Offered Shares have been qualified under the securities laws of New York and
Colorado and, accordingly, we plan to sell the Offered Shares only in such states.
However, we may, at a later date, decide to sell Offered Shares in other states.
In the case of each state in which we sell the Offered Shares, we will qualify the Offered Shares for sale with the applicable state securities regulatory body or we will sell the Offered Shares pursuant to an exemption from registration found in the applicable state's securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the
Exchange Act, who may be interested in reselling the Offered Shares to others.
Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular in duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of Certificates

Upon settlement, that is, at such time as an investor's funds have cleared and we have accepted an investor's subscription agreement, we will issue a certificate or certificates representing such investor's purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us.
In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering
Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

                           DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 3,450,000,000 shares of common stock,
$.00001 par value per share, and 5,000,000 shares of Series A Super Voting Preferred
Stock, $.00001 par value per share. As of the date of this Offering Circular, there were 627,814,672 shares of our common stock issued and outstanding, held by 53 holders of record; a total of 873,204,859 shares of common stock reserved for issuance upon conversion of the currently convertible portions of convertible debt instruments and under agreements; and 2,000,000 shares of Series A Super Voting
Preferred Stock issued and outstanding.

Common Stock

The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of
Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Series A Super Voting Preferred Stock

Voting. Holders of the Series A Super Voting Preferred Stock have 500 times that number of votes on all matters submitted to the shareholders that each shareholder of our common stock is entitled to vote at each meeting of shareholders with respect to all matters presented to the shareholders for their action or consideration. Holders of the
Series A Super Voting Preferred Stock shall vote together with the holders of our common stock as a single class.

Our CEO, David Loflin, through his ownership of RioRoca Holdings, LLC, which owns all of the issued and outstanding shares of Series A Super Voting Preferred Stock, controls all corporate matters of our company. (See Security Ownership of Certain Beneficial
Owners and Management and Certain Transactions-RioRoca Holdings, LLC).

Dividends. Holders of Series A Super Voting Preferred Stock shall not be entitled to receive dividends paid on the Company's common stock. Dividends paid to holders of the Series A Super Voting Preferred Stock are at the discretion of the Company's Board of Directors.

Liquidation Preference. Upon the liquidation, dissolution and winding up of the
Company, whether voluntary or involuntary, holders of the Series A Super Voting
Preferred Stock are not entitled to receive any of the assets of the Company.

No Conversion. The shares of Series A Super Voting Preferred Stock are not convertible into shares of the Company's common stock.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this Offering Circular, our officers and directors will own a total of 120,254,675 shares, or approximately 19.15%, of our outstanding common stock, which ownership percentage would be reduced to approximately 7.69%, assuming all of the Offered Shares are sold in this offering.

However, our CEO, David Loflin, through his ownership of RioRoca Holdings, LLC, which owns all of the issued and outstanding shares of Series A Super Voting Preferred
Stock, controls all corporate matters relating to our company. (See Security
Ownership of Certain Beneficial Owners and Management and Certain Transactions-
RioRoca Holdings, LLC).

Pre-emptive Rights

As of the date of this Offering Circular, no holder of any shares of our common stock or Series A Super Voting Preferred Stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not disclosed herein.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business.
As a result, we do not anticipate paying any cash diviends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

Pacific Stock Transfer Company is the transfer agent for our common stock.
Pacific Stock Transfer's address is 6725 Via Austi Parkway, Suite 300, Las Vegas,
Nevada 89119; its telephone number is 800/785/7782; its website is
www.pacificstocktransfer.com. No information found on Pacific Stock Transfer's website is part of this Offering Circular.

                                BUSINESS

History

Our company was incorporated in 2002 in the State of Nevada, under the name MK
Automotive, Inc. Our corporate name changed to Clikia Corp., in July 2017.

From 2002 through 2015, the Company was engaged in the retail and commercial automotive diagnostic, maintenance and repair services businesses. While ultimately opening five company-operated locations and two franchise locations in the greater Las Vegas, Nevada, metropolitan area, and two franchise locations in St. Louis, Missouri, this business wound down by the end 2015. In December
2015, we acquired Squuak.com, a social media and content sharing tool and platform.
Despite significant efforts by our then-management, development of the Squuak.com business model had not achieved the desired results by early 2017. In February 2017, we acquired Clikia Corp. (Clikia-LA), a Baton Rouge, Louisiana-based OTT video streaming service provider, and adopted the OTT video streaming business plan of
Clikia-LA.

Background

ClikiaTV, which is delivered to subscribers by and through the Clikia App, which includes our interconnected Clikia.com website, competes in the over-the-op (OTT)
content delivery industry. Over-the-top is the term used to describe the delivery of digital video and TV content via the internet to users, without requiring users to subscribe to a traditional cable or satellite pay-TV service, like Comcast, Time
Warner Cable or DirecTV.

ClikiaTV subscribers are able to access and watch ClikiaTV's streaming cable television content as much as they want, anytime, anywhere, on nearly any internet-
onnected device.

We believe ClikiaTV to be well positioned in a rapidly expanding industry segment.
Our initial strategy is to expand the ClikiaTV subscriber base in the United
States, within the parameters of our profit margin targets. In conjunction with these efforts, we intend always to seek to improve the programming options available to
ClikiaTV subscribers.

Streaming

The term streaming refers to the delivery method of the medium, rather than the medium itself. Today, streaming refers to situations in which an end-user watches digital video content (or listens to digital audio) on a device over the internet.
With streaming content, the end-user is not required to download the entire digital video or digital audio file before consuming the desired content, that is, the desired content is continuously transmitted by a provider to, and received by, the end-user.

Video Delivery (Pay-TV) Industry

Over the past two years, the cable and satellite television industry has experienced an accelerating level of disruption caused by consumers who are cutting the cord.
Cord-cutters are consumers who have cancelled their cable or satellite television service, in favor of video services delivered by over-the-top (see discussion below) providers.

Consumers who have cut-the-cord have done so for the following top three reasons:

- Price/Too expensive - 85.3%
- I use an internet streaming service, such as Netflix, Hulu,
      Amazon Video, etc. - 45.7%
- I use an antenna to get the basic channels on my TV. - 21.8%
               [Source: TiVo Q2 2017 Video Trends Report.]

Over-the-Top (OTT) Content Industry

Over-the-Top (OTT). In broadcasting, over-the-top content (OTT) is the audio, video and other media content (e.g., television programming) transmitted, or delivered, to an end-user over the internet, without the involvement of a multiple-system operator. While an Internet Service Provider (ISP) may be aware of the transmitted contents (referred to as internet protocol (IP) packets), the ISP is not responsible for, nor able to control, the viewing abilities, copyrights and/or other redistribution of the IP packets, that is, the delivered content. In short, OTT refers to content from a third party that is delivered to an end-user, with the
ISP simply transporting content.

According to a recent study from Digital TV Research, global over-the-top (OTT) TV revenues will more than double from $37 billion in 2016 to $83 billion in 2022, driven in large measure by the success of subscription video-on-demand (SVOD)
services, such as Netflix and ClikiaTV. It is the success of SVOD services like
Netflix that propelled SVOD to the top of OTT revenues sources in 2013: by 2022,
SVOD is expected to generate $41.2 billion, or approximately 50%, of OTT revenues, compared to $29.0 billion for advertising-supported video on demand (VOD), $8.1 billion for download-to-own and electronic sell-through and $5.2 billion for rental.

Recent Industry Development. Recently, a pirated streaming cable television App known as XTV was forced to cease operations, including its availability on the Roku streaming platform (Roku, Inc. is the operator of the leading TV streaming platform in the United States (as measured by total hours streamed) [Source: Kantar Millward
Brown via Roku, Inc.]).

Our management views the demise of XTV as a positive sign for our properly licensed
ClikiaTV streaming cable television subscription service, in that it reflects a growing, and proper, effort by content owners to protect their properties from illegitimate distribution. Further, the demise of XTV has strengthened its belief that the legitimacy of ClikiaTV's streaming cable television subscription service is a timely entrant into the rapidly expanding OTT industry.

OTT Delivery Model. The OTT content delivery model is in contrast to the traditional model whereby video content is delivered to an end-user through a pay television provider, that is, a cable company. Figure A below depicts the delivery system by which ClikiaTV (OTT) delivers video streaming content to a subscriber, without the involvement of a cable or satellite television company.

How Users Stream ClikiaTV
   with the Clikia App*
__________________________

         ClikiaTV
40+ Streaming Cable TV Channels)
            |
            |
        Clikia App
(installed on a user's device)
            |
            |
Streaming Entertainment for
ClikiaTV Subscribers on any Device
___________________________________________
*ClikiaTV eliminates the need for a Cable TV Subscription and eliminates the layer of cost imposed by the Cable Company. Lower subscription rates are available to ClikiaTV Subscribers.

         Figure A

Modes of Access. End-users access OTT content through internet-connected devices, such as smart phones, including iPhone and Android phones, smart TVs, including
Google TV, set-top boxes, including Fire TV and Roku, gaming consoles, including
PlayStation 4,WiiU and Xbox One, and desktop/laptop computers.

ClikiaTV and the Clikia App

General. The Clikia App delivers ClikiaTV, a subscription-based cable television streaming service that targets consumers who wish to join the cord-cutting movement, the movement away from traditional cable television subscriptions.

  Internet + Device + Clikia App = ClikiaTV Anywhere

The Clikia App, itself, is available for download for free in the iTunes Store, the
Google Play Store, on Amazon and Roku, and via Google Chromecast, for any device, as well as through its inter-connected www.Clikia.com website.

ClikiaTV: A Streaming Cable TV Subscription Service. Currently, ClikiaTV is
comprised of over 40 channels that are commonly associated with a typical
Cable TV subscription. We believe that ClikiaTV is currently the only OTT offering that delivers a streaming Cable TV-equivalent service that is not interconnected with a traditional cable or satellite television subscription.
ClikiaTV includes the channels listed in Figure B below.

ESPN              ESPN2                ESPN Classic       TNT                 TBS
USA               Univision            Freeform           Bravo               CNBC
Fox News Channel  CNN                  MSNBC              HLN                 FX
C-Span            The Weather Channel  Discovery Channel  National Geographic E!
Disney            Nickelodeon          Cartoon Network    Comedy Channel    Hallmark
SyFy              AMC                  Animal Planet      TLC
BET               CMT                  MTV                VH1
Spike TV          HGTV                 Food Network       OWN

ABC* CBS* NBC* FOX* PBS*
CW* ION* My9*  Telemundo*
____________________________________
* Available to ClikiaTV subscribers
  in the New York City area.

            Figure B

Premium Cable TV Streaming Package. Currently, we are pursuing the rights to provide streaming service with respect to a series of channels that are commonly offered as a premium package as an add-on to a typical Cable TV subscription, including certain movie channels, such as HBO and Showtime. There is no assurance that we will be successful in the efforts.

Subscribers. As of the date of this Offering Circular, the Clikia App provides
ClikiaTV streaming cable television services to a small number of subscribers.

Marketing

Our initial marketing efforts will focus on social media channels, with a gradual inclusion of traditional marketing channels, including radio, print and television, over time. Our primary target demographic is the population between 13 and 40 years of age. As OTT services become more ubiquitous and better understood, we expect that persons of nearly any age will be candidates for our ClikiaTV streaming cable television subscription service.

Agreement with TikiLive

We have entered into a contract with TikiLive, Inc., an OTT delivery solutions company, pursuant to which we obtained the necessary software licenses and related services for the implementation of the Clika App's video streaming service, including for the operation of its interconnected website, www.Clikia.com website. TikiLive, Inc.
represents a vital part of our continuing and future operations.

Competition

The market for entertainment video is intensely competitive and subject to rapid change.
ClikiaTV competes against other entertainment video providers, such as multichannel video programming distributors (MVPDs), internet-based movie and TV content providers (including those that provide pirated content), video gaming providers and DVD rental outlets and, more broadly, against other sources of entertainment that ClikiaTV subscribers could choose in their free time.

ClikiaTV also competes against entertainment video providers in obtaining content that subscribers will enjoy. Because consumers often maintain simultaneous subscriptions with multiple entertainment sources, we strive, and will continue to strive, to cause consumers to choose ClikiaTV in their free time. To accomplish this objective, we will seek continually to improve Clika TV, in both technology and content. There is no assurance that ClikiaTV will be able to compete effectively.

Netflix, the leading video streaming content provider, and Hulu are among the most well-known of our competitors, as is AT&T, who has aggressively pursued video streaming market share by bundling its DirecTV(R), AT&T Fibre(R) (inexpensive broadband internet service) and cellular services. Many of our competitors, including Netflix, Hulu and AT&T, possess substantially greater resources, financial and otherwise, than does our company. No assurances can be given that we will be able to compete successfully in the OTT video streaming industry.

Intellectual Property

We regard our trademarks, service marks, business know-how and proprietary recipes as having significant value and as being an important factor in the marketing of the Clikia App. Our policy is to establish, enforce and protect our intellectual property rights using the intellectual property laws.

We are the owner of the following trademarks: Clikia, ClikiaTV and Sustainable TV. In the near future, we intend to file for registration of these trademarks with the U.S. Patent and Trademark Office.

Facilities

Our corporate and operational office of approximately 200 square-feet is leased and is located at 7117 Florida Boulevard, Suite 203, Baton Rouge, Louisiana 70806. The monthly rent is $300, under a one-year lease expiring in February 2018. Should additional space may be required as we expand our operations, we expect that such space would be available within the current building. We do not own any real property.

Employees

We currently have two part-time employees, in addition to our officers, David Loflin (CEO)
and Brian Wendt (Chief Technology Officer). Our business development, corporate administration and business operations are overseen directly by Mr. Loflin. Mr. Loflin also oversees record keeping and financial reporting functions. We intend to hire a small number of employees, at such times as business conditions warrant. We have used, and, in the future, expect to use, the services of certain outside consultants and advisors as needed, on a consulting basis.

Website

Our company's corporate website can be found at www.clikia.com. We make available free of charge at this website all of our reports filed with OTCMarkets.com, including our annual reports, quarterly reports and other informational reports. These reports are made available on our website as soon as reasonably practicable after their filing with OTCMarkets.com. No information found on our company's website is part of this Offering Circular.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under
Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Overview

We are a development-stage company that will compete in the rapidly expanding over-the-top
(OTT) video delivery industry with our ClikiaTV streaming cable television subscription service.
Our revenues are derived from monthly subscriptions to ClikiaTV. For the foreseeable future, all of our efforts will be focused on increasing the number of ClikiaTV subscribers on a month-to-
month basis, primarily through advertising on multiple social media platforms.

Outlook

Video Delivery (Pay-TV) Industry. Over the past two years, the cable and satellite television industry has experienced an accelerating level of disruption caused by consumers who are cutting the cord. Cord-cutters are consumers who have cancelled their cable or satellite television service, in favor of video services delivered by over-the-top (see discussion below)
providers.

Over-the-Top (OTT) Content Industry. In broadcasting, over-the-top content (OTT) is the audio, video and other media content (e.g., television programming) transmitted, or delivered, to an end-user over the internet, without the involvement of a multiple-system operator. While an
Internet Service Provider (ISP) may be aware of the transmitted contents (referred to as internet protocol (IP) packets), the ISP is not responsible for, nor able to control, the viewing abilities, copyrights and/or other redistribution of the IP packets, that is, the delivered content. In short, OTT refers to content from a third party that is delivered to an end-user, with the ISP simply transporting content.

According to a recent study from Digital TV Research, global over-the-top (OTT) TV revenues will more than double from $37 billion in 2016 to $83 billion in 2022, driven in large measure by the success of subscription video-on-demand (SVOD) services, such as Netflix and ClikiaTV.
It is the success of SVOD services like Netflix that propelled SVOD to the top of OTT revenues sources in 2013: by 2022, SVOD is expected to generate $41.2 billion, or approximately 50%, of
OTT revenues, compared to $29.0 billion for advertising-supported video on demand (VOD), $8.1 billion for download-to-own and electronic sell-through and $5.2 billion for rental.

Principal Factors Affecting Our Financial Performance

Our future operating results will be primarily affected by the following factors:

- our ability to attract and retain ClikiaTV subscribers;
- our ability to keep ClikiaTV's channel offering attractive to subscribers and potential subscribers;
- our ability to maintain the value proposition of ClikiaTV vis-a-vis other OTT video services; and
- our ability to contain our operating costs.

Based on our current business plan, we expect that our revenues will increase from quarter to quarter for the foreseeable future, beginning with the quarter ending December 31, 2017. We expect to incur operating losses through at least March 31, 2018. Further, because of our lack of capital and the current lack of brand name awareness of ClikiaTV, we cannot predict the levels of our future revenues.

Results of Operations

Our ClikiaTV streaming cable television subscription service has not yet generated material revenues. The formal launch of ClikiaTV occurred on October 19, 2017.

For the Nine Months Ended December 31, 2017 (Current Interim Period) and 2016 (Prior Interim
Period). For the Current Interim Period, we incurred a net loss of $535,239 (unaudited), $172,013
(unaudited) of which was an increase in accounts payable associated with our ClikiaTV streaming cable television subscription service. For the Prior Interim Period, we incurred a net loss of
$44,882 (unaudited).

With the launch of our ClikiaTV streaming cable television subscription service in October 2017, we expect that our revenues for the remainder of the current year ending March 31, 2018, will increase significantly, as compared to the Current Interim Period and the Prior Interim Period,
although we are unable to predict the amount of such increase. Likewise, as our ClikiaTV expands, our monthly expenses can be expected to increase significantly, as compared to the Current
Interim Period and the Prior Interim Period, although we are unable to predict the amount of such increase.

For the Years Ended March 31, 2017 (Fiscal 2017) and 2016 (Fiscal 2016). For Fiscal 2017, we
incurred a net loss of $303,595 (unaudited), $243,188 (unaudited) of which is attributable to a one-time impairment charge of $243,188 (unaudited). This impairment charge was incurred, inasmuch as our Board of Directors determined to abandon our Squuak.com business efforts, including its related assets, following our acquisition of Clikia-LA. An additional $10,300
(unaudited) of our net less for Fiscal 2017 is attributable to our issuance of common stock for services. For Fiscal 2016, we incurred a net loss of $31,562 (unaudited).

Plan of Operation

Our plan of operation focuses exclusively on acquiring subscribers of ClikiaTV's streaming cable television subscription service. Initially, we intend to market ClikiaTV through multiple social media platforms, including Instagram, Facebook, Twitter and LinkedIn, with a gradual inclusion of traditional marketing channels, including radio, print and television, over time. Our primary target demographic is the population between 13 and 40 years of age, although other demographic groups will be targeted to a lesser extent. As OTT services become more ubiquitous and better understood, we expect that persons of nearly any age will be potential subscribers for our
ClikiaTV streaming cable television subscription service.

Financial Condition, Liquidity and Capital Resources

At December 31 and March 31, 2017, our liabilities exceeded our assets and we lacked working capital with which to implement our full plan of business with respect to our ClikiaTV streaming cable television subscription service. Further, we have yet to generate significant revenues from
ClikiaTV subscriptions.

We currently lack adequate capital with which to implement our entire business plan and there is no assurance that we ever be successful in obtaining such capital, including through this offering.

During the period ended December 31, 2017, we have entered into two separate agreements that provided us with working capital, one directly and one indirectly:

- In July 2017, we issued a convertible promissory note in the amount of $291,000, including original issue discount, to a third party. This promissory note is due in October 2018 and is convertible from time to time by its holder, at then-market prices of our common stock. We also issued to such third party a warrant to purchase approximately 14,500,000 shares of our common stock. In consideration of its issuing such promissory note and warrant, we received cash in the amount of $45,000 and a series of nine promissory notes, each with a face amount of $25,000 and all of which are due in October 2018.

- In August 2017, we entered into a settlement agreement and stipulation (the Settlement Agreement)
with a third party. Pursuant to the Settlement Agreement, we agreed to issue shares of our common stock in exchange for the settlement of certain past due obligations and accounts payable (the
Subject Debts) in the aggregate amount of $355,903.50 (the Settlement Amount), which the third party had previously purchased from certain of our vendors. Further, we agreed to issue shares of common stock in one or more tranches, as necessary, sufficient to satisfy the Settlement Amount.
The per share price of the shares of common stock shall be equal to 50% of the then-recent market price of our common stock. Additionally, we issued 1,704,859 shares of our common stock to the third party as a settlement fee. Under the Settlement Agreement, the third party is not permitted, at any time, to own beneficially more than 9.99% of our then-outstanding shares of common stock.
We initially reserved 150 million shares of its common stock to provide for issuances made pursuant to the Settlement Agreement. To date, a total of 27,000,000 shares have been issued in payment of $183,889.50 of the Subject Debts.

- In November 2017, we issued a convertible promissory note in the amount of $30,000 to a third party, in consideration for a loan in such amount. This convertible promissory note is due in
November 2018 and is convertible from time to time by its holder, at a 50% discount to the then-
market price of our common stock.

- In December 2017, we issued a convertible promissory note in the amount of $25,000 to a third party, in consideration for a loan in such amount. This convertible promissory note is due in
December 2018 and is convertible from time to time by its holder, at a 50% discount to the then market price of our common stock.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.  Our longest-lived obligation is the lease agreement for our corporate headquarters, which expires in February 2018. Our monthly obligation under this lease is $300.

Capital Expenditures

We made no capital expenditures during the year ended March 31, 2017, nor during the nine months ended December 31, 2017. Our business plan does not require that we make material capital expenditures, in order to implement successfully the plan for developing  our ClikiaTV streaming cable television subscription service.

             DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of the Company's current directors and executive officers.

Name                   Age      Position(s)

David Loflin           60       Chief Executive Officer, Secretary and Director
Brian Wendt            29       Chief Technology Officer and Director

Our company's Board of Directors appoints our executive officers. Our directors serve until the earlier occurrence of the election of their respective successors at the next meeting of shareholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of our Board of Directors.  There exist no family relationships between the listed officers and directors. Certain information regarding the backgrounds of each of our officers and directors is set forth below.

David Loflin has served as our CEO and as a director of our company since January 2017.
Beginning in June 2016, Mr. Loflin began a sole proprietorship engaged in the development of an
OTT video streaming service doing business as Clikia, which Mr. Loflin transferred to Clikia
Corp., a Louisiana corporation (Clikia-LA), which was, in turn, acquired by our company in
February 2017. (See Certain Transactions-Acquisition of Clikia-LA). Since 1997, Mr. Loflin
has founded and served as an executive officer and director of three public companies:

USURF America, Inc. (1997-2003). USURF America operated as an internet service provider in over
10 states. USURF America provided internet access services to over 32,000 customers, 10,000 of which were wireless access customers, and was listed on the American Stock Exchange.

Air-Q Wi-Fi Corporation (2003-2010). From 2003 through 2005, Air-Q Wi-Fi Corporation (name changed to Air Rover Wi-Fi Corp.) developed and marketed wi-fi hotspot internet access services to businesses, including retail businesses, such as coffee shops and restaurants, during the nascent period of this industry. From 2005 through 2009, after a name change to
Diamond I, Inc., the company engaged in the development and marketing of wireless hand-held gaming systems designed for use in casinos and other establishments. From 2009 through 2010, after a name change to ubroadcast, inc., the company operated an online live broadcasting website, ubroadast.com. This website operated during the nascent period of the internet live video broadcasting industry. This company is now known as Santeon Group, Inc.

Louisiana Food Company (2010-2016). Louisiana Food Company developed and marketed Louisiana-
entric specialty food products, including Voodoo Coffee, Jammin' Jambalaya, Red Stick Red
Beans, Acadiana Dirty Rice, Bon Temps Lou'siana Fry, Breaux Bridge Etouffee, Fais do-do Gumbo,
Pirogue Rice and Elysian Fields Black-eyed Peas. Louisiana Food Company ceased its operations, due to a lack of working capital.

Since February 2016, Mr. Loflin has been a principal in LiveSpeed Broadband, a Baton Rouge,
Louisiana-based wireless internet service provider that has moved its base of operations to
Colorado. In addition to the foregoing, Mr. Loflin has, for more than the past five years, been engaged as a consultant to public companies and their executive officers.

Brian Wendt has served as a director of our company since October 2015, as our CEO from
October 2015 to January 2017 and as our Chief Technology Officer since January 2017. For all of his working life, Mr. Wendt has engaged as a software developer and social media expert, in the technology, web development and internet community in Phoenix, Arizona.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our officers, their other business interests and their involvement in our company.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee.
These functions are conducted by our Board of Directors acting as a whole.

During the year ended March 31, 2017, out Board of Directors did not hold a meeting, but took action by unanimous written consent in lieu of a meeting on eight occasions.

Independence of Board of Directors

Neither of our directors is independent, within the meaning of definitions established by the SEC or any self-regulatory organization.  We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our CEO, David Loflin, at our executive offices.  However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications.  We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Loflin collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

                           EXECUTIVE COMPENSATION

Currently, our management is unable to estimate accurately when, if ever, our company will generate sufficient revenues for the payment of salaries to our management.

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by or contributed to by our company.

Employment Agreement

In January 2017, we entered into an employment agreement with our CEO, David Loflin. Mr.
Loflin's employment agreement has an initial term of three years. Mr. Loflin's annual salary is $180,000. Through June 30, 2017, Mr. Loflin was paid no salary and none was accrued. Beginning January 1, 2018, any unpaid salary amounts will be accrued and will be paid at such time as we possess adequate capital to do so, in the discretion of our
Board of Directors.

Outstanding Equity Awards

During the fiscal years ended March 31, 2017 and 2016, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our directors receive no compensation for their serving as directors.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common Stock

The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of the Company's common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors;
(c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying warrants, if any, held by that person are deemed to be outstanding if the warrants are exercisable within 60 days of the date hereof.

                             Before This Offering      After This Offering
                           _________________________ __________________________
Name of Shareholder        Shares Owned   Percentage Shares Owned    Percentage
                                           Owned(1)                   Owned (2)
________________________________________________________________________________
Common Stock
________________________________________________________________________________
Executive Officers and Directors
________________________________________________________________________________
David Loflin               106,754,675(3)   17.00%   106,754,675(3)   6.21%
Brian Wendt                 13,500,000       2.15%    13,500,000        *
Officers and directors, as 120,254,675(3)   19.15%   120,254,675(3)   6.99%
   a group (2 persons)
________________________________________________________________________________
5% Owners
________________________________________________________________________________
RioRoca Holdings, LLC(4)    31,754,675       4.60%     31,754,675     1.85%
Colins Capital, LLC(5)      62,781,467(6)    9.10%    156,281,467(7)  9.10%
________________________________________________________________________________
Series A Super Voting Preferred Stock
________________________________________________________________________________
RioRoca Holdings, LLC       2,000,000(7)     100%       2,000,000(8)   100%
________________________________________________________________________________

(1) Based on 690,596,139 shares outstanding, including 62,781,467 unissued shares that underlie the currently convertible portions of convertible debt instruments, before this offering.
(2) Based on 1,719,096,139 shares outstanding, including 156,281,467 unissued shares that underlie the currently convertible portions of convertible debt instruments, after this offering and assuming all of the Offered Shares are sold.
(3) 31,754,675 of these shares are owned of record by RioRoca Holdings, LLC.
(4) This entity is owned by David Loflin, the Company's CEO and a Director.
(5) This entity is owned by James Kaufman.
(6) These shares have not been issued, but underlie the currently convertible portion of a convertible debt instrument.
(7) The shares of Series A Super Voting Preferred Stock have 500 times that number of votes on all matters submitted to the shareholders that each shareholder of Company common stock is entitled to vote at each meeting of shareholders. The shares of Series A Super Voting Preferred
Stock vote together with the holders of Company common stock as a single class. The Company's
CEO, David Loflin, through his ownership of RioRoca Holdings, LLC, controls all Company corporate matters.

Series A Super Voting Preferred Stock

Currently, there are 2,000,000 shares of our Series A Super Voting Preferred Stock issued and outstanding, all of which are owned by RioRoca Holdings, LLC. Our CEO, David Loflin, is the owner of RioRoca Holdings, LLC and, through his ownership thereof, controls all corporate matters of our company.

Holders of the Series A Super Voting Preferred Stock have 500 times that number of votes on all matters submitted to the shareholders that each shareholder of our common stock is entitled to vote at each meeting of shareholders with respect to all matters presented to the shareholders for their action or consideration. Holders of the Series A Super Voting Preferred Stock shall vote together with the holders of our common stock as a single class. (See Description of
Securities-Series A Super Voting Preferred Stock).

                    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Bonus Shares Issued to Director

In October 2015, one of our directors, Brian Wendt, was issued 3,5000,00 shares of our common stock as a bonus, which shares were valued at $3,500. In January 2017, Mr. Wendt, was issued
10,0000,00 shares of our common stock as a bonus, which shares were valued at $10,000.

Change in Control Transaction

 In August 2016, David Loflin, now our CEO and a director, acquired control of our company, by his acquiring control of RioRoca Holdings, LLC. RioRoca Holdings owns (a) 31,754,675 shares of our common stock and (b) 2,000,000 shares of our Series A Super Voting Preferred Stock.
Through RioRoca Holdings' ownership of the Series A Super Voting Preferred Stock, Mr. Loflin
controls all aspects of the management of our company.

Employment Agreement

In January 2017, we entered into an employment agreement with our CEO, David Loflin. Mr.
Loflin's employment agreement has an initial term of three years. Mr. Loflin's annual salary is
$180,000. Through June 30, 2017, Mr. Loflin was paid no salary and none was accrued. Beginning
January 1, 2018, any unpaid salary amounts will be accrued and will be paid at such time as we possess adequate capital to do so, in the discretion of our Board of Directors.

                                     -26-

Acquisition of Clikia-LA

In February 2017, the Company acquired Clikia Corp., a Louisiana corporation. Pursuant to the acquisition transaction, our CEO and a director, David Loflin, received 75,000,000 shares and
TikiLive, Inc. received 50,000,000 shares of the 125,000,000 shares of Company Common Stock ssued in the acquisition transaction. Subsequent to the closing of this transaction, we entered into a common stock repurchase agreement with TikiLive, Inc., pursuant to which we repurchased
25,000,000 of the shares issued to TikiLive, Inc., in exchange for a $150,000 face amount promissory note payable by us on demand.

Acquisition of LiveSpeed Broadband

In November 2017, we acquired, in separate transactions, 45% of each of LiveSpeed Baton Rouge #1,
LLC (d/b/a LiveSpeed Broadband) (LSB#1) and LiveSpeed Baton Rouge #2, LLC (d/b/a LiveSpeed
Broadband) (LSB#2). In each of the acquisition transactions, we issued two promissory notes with $60,000 face amounts and a total of 5,000,000 shares of our common stock to a third party.
(See Use of Proceeds).  Further, in connection with each such acquisition transaction, the remaining 55% ownership interest was contributed to the capital of our company for no consideration by a company in which our CEO, David Loflin, holds a 50% pecuniary interest. Mr.
Loflin received no consideration, direct or indirect, in connection with such contributions.

                               LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan & Newlan, Ltd., Flower Mound, Texas.

                   WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This
Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith.
For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this
Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100
F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC.
Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The
SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

                       INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements for the Nine Months Ended December 31, 2017 and 2016
_____________________________________________________________________________________________

                                                                                               Page
Consolidated Balance Sheets at December 31, 2017, and March 31, 2017                            F-1
Consolidated Statements of Operations For the Three and Nine Months Ended
     December 31, 2017 and 2016                                                                 F-2
Consolidated Statements of Cash Flows For the Nine Months Ended December 31, 2017 and 2016      F-3
Notes to Consolidated Financial Statements                                                      F-4

Unaudited Consolidated Financial Statements for the Years Ended March 31, 2017 and 2016
_____________________________________________________________________________________________

Consolidated Balance Sheets at March 31, 2017 and 2016                                          F-7
Consolidated Statements of Operations For the Years Ended March 31, 2017 and 2016               F-8
Consolidated Statements of Changes in Stockholders' Equity (Deficit) For the Years
    Ended March 31, 2017 and 2016                                                               F-9
Consolidated Statements of Cash Flows For the Years Ended March 31, 2017 and 2016              F-10
Notes to Consolidated Financial Statements                                                     F-11

                                                       CLIKIA CORP.
                                             CONSOLIDATED BALANCE SHEETS
                                        December 31, 2017, and March 31, 2017
                                                      (unaudited)

                                                                December 31, 2017    March 31, 2017
                                                                  _____________      ______________
                                                 ASSETS
Current assets
        Cash and cash equivalents                                 $    4,530         $     11,197
        Prepaid expenses and other current assets                        622                  622
                                                                  __________           ___________
        Total current assets                                           5,152               11,819
                                                                  __________           ___________
Other assets
        Notes receivable - third party                               225,000                  ---
        Investment in LiveSpeed Broadband                            141,000                  ---
        Investment in Clikia Corp. (Louisiana) subsidiary             13,976               13,976
                                                                  __________          ___________
        Total intangible assets                                      379,976               13,976
                                                                  __________           __________
Fixed assets
        Equipment                                                      1,284                1,284
                                                                  __________          ___________
        Total fixed assets                                             1,284                1,284
                                                                  __________          ___________
        Total assets                                              $  386,412          $    27,079
                                                                  __________          ___________
                                                                  __________          ___________

                                 LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities
        Accounts payable - trade                                  $  172,013          $       ---
        Loan on open account - third party                            30,000               30,000
        Loan on open account - related party                           2,664                  ---
        Notes payable - third parties                                491,000                  ---
        Note payable (Schooner Equities)                              25,000               25,000
        Note payable (Goodkin)                                        10,000               10,000
        Note payable (Murphy)                                         36,370               48,870
        Notes payable (Par Point)                                    243,250              243,250
                                                                  __________          ___________
        Total current liabilities                                  1,010,297              357,120

Stockholders' deficit
        Preferred stock, $.00001 par value; 5,000,000                     20                   20
            shares authorized, 2,000,000 and 2,000,000 shares
            issued and outstanding at December 31, 2017, and
            March 31, 2017, respectively
        Common stock, $.00001 par value; 3,450,000,000 shares          3,358                2,548
             authorized, 335,814,672 and 254,814,672 shares
             issued and outstanding at December 31, 2017, and
             March 31, 2017, respectively
        Additional paid-in capital                                   273,322               32,737
        Accumulated deficit                                         (900,585)            (365,346)
                                                                  __________          ___________
        Total stockholders' deficit                                $(623,885)         $  (330,041)
                                                                  __________          ___________
        Total liabilities and stockholders' deficit                $ 386,412          $    27,079
                                                                  __________          ___________
                                                                  __________          ___________

 The accompanying notes are an integral part of these unaudited financial statements.

                                    -F-1-

                                               CLIKIA CORP.
                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                   For the Three and Nine Months Ended December 31, 2017 and 2016
                                               (unaudited)

                                      Three Months Ended               Nine Months Ended
                                ______________________________   ______________________________
                                   12/31/17        12/31/16        12/31/17        12/31/16
    _____________   ______________   _____________   ______________
Revenues                        $       455     $        ---     $     1,049     $        ---
Operating expenses                   93,967           12,956         536,288           44,882
                                _____________   ______________   _____________   ______________
Operating loss                      (93,512)         (12,956)       (535,239)         (44,882)
                                _____________   ______________   _____________   ______________
Net loss                        $   (93,512)    $    (12,956)    $  (535,239)    $    (44,882)
                                _____________   ______________   _____________   ______________
                                _____________   ______________   _____________   ______________
Net loss per common share

     Basic and diluted          $     (0.00)    $      (0.00)    $     (0.00)    $      (0.00)
                                _____________   ______________   _____________   ______________
                                _____________   ______________   _____________   ______________

Weighted average number of
 common shares outstanding:

     Basic and diluted           317,259,116      242,814,672     303,566,610      242,814,672
                                _____________    _____________    ____________    _____________
                                _____________    _____________    ____________    _____________

   The accompanying notes are an integral part of these unaudited financial statements.

                                      -F-2-

                                        CLIKIA CORP.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the Nine Months Ended December 31, 2017 and 2016
                                        (unaudited)

                                                                      Nine Months Ended
                                                                _____________________________
                                                                  12/31/17        12/31/16
                                                                _____________   _____________
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                      $    (535,239)  $     (44,882)
  Adjustments:
     Stock issued for services                                         10,000             ---
     Stock issued for payment of accounts payable                     183,890             ---
     Note issued for services                                          25,000             ---
     Original issue discount                                           21,000             ---
     Increase in accounts payable                                     169,403             ---
                                                                _____________   _____________
Net cash used in operating activities                                (123,336)        (44,882)

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash provided by (used in) investing activities                       ---             ---

CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock issued for cash                                                14,000             ---
  Notes payable - third party, net of original issue discount         270,000             ---
  Notes payable - third parties, net of finder's fees                  49,500             ---
  Notes receivable - third party                                     (225,000)            ---
  Advance on open account - related party                               2,669             ---
                                                                _____________   _____________
Net cash provided by (used in) financing activities                   116,550             ---
                                                                _____________   _____________
Net increase (decrease) in cash                                        (6,667)         (2,330)
Cash, beginning of year                                                11,197           2,936
                                                                _____________   _____________
Cash, end of year                                               $       4,530   $         606
                                                                _____________   _____________
                                                                _____________   _____________

 The accompanying notes are an integral part of these unaudited financial statements.

                                        CLIKIA CORP.
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    December 31, 2017
                                       (unaudited)

NOTE 1. NATURE OF THE BUSINESS

Clikia Corp. (the Company) was incorporated in 2002 in the State of Nevada, under the name MK
Automotive, Inc. The Company's corporate name changed to Clikia Corp. in July 2017. From 2002 through 2015, the Company was engaged in the retail and commercial automotive diagnostic, maintenance and repair services businesses, and, from December 2015 through January 2017, our company pursued the commercial exploitation of Squuak.com, a social media and content sharing tool and platform. Ultimately, these business efforts were unsuccessful. In February 2017, the
Company acquired Clikia Corp., a Louisiana corporation (Clikia-LA), a Baton Rouge, Louisiana-
based over-the-top, or OTT, video streaming service provider, and adopted the OTT video streaming business plan of Clikia-LA.

Clikia TV is the Company's subscription-based streaming cable television service delivered via its Clikia App, which is available in the iTunes Store, the Google Play Store, on Amazon and
Roku, and via Google Chromecast for any device, and through the Company's interconnected website, www.Clikia.com, that targets consumers who wish to join the cord-cutting movement, the movement away from traditional cable television subscriptions.

Clikia TV competes in the over-the-top content (video) delivery industry. Over-the-top, or OTT, is the term used to describe the delivery of film and TV content via the internet, without requiring users to subscribe to a traditional cable or satellite pay-TV service, like Comcast,
Time Warner Cable or DirecTV.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Clikia-LA. All inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid investments with original maturities of three months or less.

Stock Issued for Services

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from persons other than employees in accordance with ASC Topic 505. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of performance commitment or completion of performance by the provider of goods or services as defined by ASC Topic 505.

Earnings per Share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding during the period.

NOTE 3. ACCOUNTING POLICIES

The Company has evaluated recent accounting pronouncements and believes none will have a material effect on its consolidated financial statements upon implementation.

NOTE 4. CHANGE IN CONTROL OF THE COMPANY

In September 2016, there occurred a change in control of the Company, when the Company's now-CEO, David Loflin, acquired ownership of RioRoca Holdings, LLC, the owner of (a)
31,754,675 shares, or approximately 60%, of the Company's then-outstanding common stock and (b) 2,000,000 shares of the Company's Series A Super Voting Preferred Stock (shares of Series A Super Voting Preferred Stock have 500 times that number of votes on all matters submitted to the shareholders that each shareholder of Company common stock is entitled to vote at each meeting of shareholders and vote together with the holders of
Company common stock as a single class). This ownership of Company securities provides
RioRoca Holdings, LLC with control of the Company. As the owner of RioRoca Holdings, LLC,
Mr. Loflin controls the disposition and voting of Company securities owned by RioRoca
Holdings, LLC.

NOTE 5. EXTINGUISHMENT OF DEBT

In December 2011, the Company entered into a settlement agreement (the Settlement
Agreement) with one of its lenders to satisfy an existing loan default, which resulted in the extinguishment of such loan. The principal balance of the loan, at the time of the Settlement Agreement, was $460,410, with related accrued interest of $4,676.

In connection with the Settlement Agreement, two related parties (Michael R. Murphy and Thomas E. Kubik) loaned a total of $225,704 in cash to the Company. The proceeds of both of these loans were applied by the Company to satisfy its payment obligation of $225,704 under the Settlement Agreement. (See Note 6. Related-Party
Transactions).

NOTE 6. RELATED-PARTY TRANSACTIONS

In November 2017, the Company acquired, in separate transactions, 45% of each of
LiveSpeed Baton Rouge #1, LLC (d/b/a LiveSpeed Broadband) and LiveSpeed Baton Rouge
#2, LLC (d/b/a LiveSpeed Broadband). In the acquisition transactions, the Company issued two promissory notes with $60,000 face amounts and a total of 5,000,000 shares of our common stock to a third party. Further, in connection with each such acquisition transaction, the remaining 55% ownership interest was contributed to the capital of the Company for no consideration by a company in which the Company's
CEO, David Loflin, holds a 50% pecuniary interest. Mr. Loflin received no consideration, direct or indirect, in connection with such contributions.

In February 2017, the Company acquired Clikia Corp., a Louisiana corporation (Clikia-
LA). Pursuant to the acquisition transaction, the Company's CEO, David Loflin, received
75,000,000 shares of the 125,000,000 shares of Company common stock issued in the acquisition transaction. (See Note 9. Acquisitions).

In December 2011, the Company borrowed a total of $225,704 from two shareholders
($112,852 from each of Michael R. Murphy and Thomas E. Kubik). The proceeds of both loans were applied by the Company to satisfy its payment obligation of $225,704 under the Settlement Agreement.In connection with Mr. Murphy's loan, the Company issued a promissory note, face amount $112,852, to Mr. Murphy, in consideration of his
$112,852 loan to the Company. This promissory note, by its original terms, bears no interest, had a due date of December 31, 2012, and was convertible into shares of Company common stock at the rate of one share for every $.00001 of debt converted. However, by agreement with the holder of such promissory note, in April
2017, the conversion rate under such promissory note was amended to one share for every $.0005 of debt converted. At June 30, 2017, and March 31, 2017, the remaining unpaid principal balance of such promissory note was $36,370 and $48,870, respectively. (See Note 5. Extinguishment of Debt and Note 7. Notes Payable). In
December 2011, the Company borrowed a total of $225,704 from two shareholders
($112,852 from each of Michael R. Murphy and Thomas E. Kubik). The proceeds of both loans were applied by the Company to satisfy its payment obligation of $225,704 under the Settlement Agreement. In connection with Mr. Murphy's loan, the Company issued a promissory note, face amount $112,852, to Mr. Murphy, in consideration of his $112,852 loan to the Company. This promissory note, by its original terms, bears no interest, had a due date of December 31, 2012, and was convertible into shares of Company common stock at the rate of one share for every $.00001 of debt converted. However, by agreement with the holder of such promissory note, in April
2017, the conversion rate under such promissory note was amended to one share for every $.0005 of debt converted. At June 30, 2017, and March 31, 2017, the remaining unpaid principal balance of such promissory note was $36,370 and $48,870, respectively. (See Note 5. Extinguishment of Debt and Note 7. Notes Payable).

NOTE 7. NOTES PAYABLE

In February 2017, the Company issued a promissory note, face amount $25,000, to
Schooner Equities, LLC, in consideration of a loan in the amount of $25,000. This promissory note bears interest at 6% per annum, is due in February 2018 and is convertible into shares of Company common stock at a conversion price that is equal to 45% of the then-current market price of the Company's common stock. At June 30,
2017, and March 31, 2017, the remaining unpaid principal balance of such promissory note was $25,000.

In July 2017, the Company issued convertible promissory note in the amount of
$291,000, including original issue discount, to a third party. This promissory note is due in October 2018 and is convertible from time to time by its holder, at then-
market prices of the Company's common stock. The Company also issued to such third party a warrant to purchase approximately 14,500,000 shares of its common stock. In consideration of its issuing such promissory note and warrant, the Company received cash in the amount of $45,000 and a series of nine promissory notes in the amount of $25,000, all of which are due in October 2018.

In March 2017, the Company issued a promissory note, face amount $10,000, to a third party, Adam Goodkin, in consideration of a loan in the amount of $10,000. This promissory note bears interest at 6% per annum, is due in March 2018 and is convertible into shares of Company common stock at the rate of one share for every
$.00166 of debt converted. At June 30, 2017, and March 31, 2017, the remaining unpaid principal balance of such promissory note was $10,000.

In November 2017, the Company issued two promissory notes with $60,000 face amounts a third party, in connection with the Company acquisitions of LiveSpeed Baton Rouge
#1, LLC and LiveSpeed Baton Rouge #2, LLC. These promissory notes bear interest at
5% per annum and are due in January 2018.

In November 2017, the Company issued a promissory note, face amount $30,000, to a third party, in consideration of a loan in the amount of $30,000. This promissory note bears interest at 10% per annum, is due in November 2018 and is convertible into shares of Company common stock at a rate that is a discount to the then-market price of the Company's common stock. At December 31, 2017, the remaining unpaid principal balance of such promissory note was $30,000.

In November 2017, the Company issued a promissory note, face amount $25,000, to a third party, in consideration of consulting services. This promissory note bears interest at
10% per annum, is due in November 2018 and is convertible into shares of Company common stock at a rate that is a discount to the then-market price of the Company's common stock. At December 31, 2017, the remaining unpaid principal balance of such promissory note was $25,000.

In December 2017, the Company issued a promissory note, face amount $25,000, to a third party, in consideration of a loan in the amount of $25,000. This promissory note bears interest at 10% per annum, is due in December 2018 and is convertible into shares of Company common stock at a rate that is a discount to the then-market price of the Company's common stock. At December 31, 2017, the remaining unpaid principal balance of such promissory note was $25,000.

In August 2015, the Company issued a promissory note, face amount $225,000, to Par
Point Capital, LLC, in connection with the Company's purchase of Squuak.com and related intangible assets. This promissory note bears interest at 6% per annum, was due in August 2016 and is convertible into shares of Company common stock at the rate of one share for every $.0005 of debt converted. At June 30, 2017, and March 31, 2017, the remaining unpaid principal balance of such promissory note was $225,000.

In August 2015, the Company issued a promissory note, face amount $25,000, to Par Point
Capital, LLC, pursuant to a consulting agreement. This promissory note bears interest at 6% per annum, was due in August 2016 and is convertible into shares of Company common stock at the rate of one share for every $.0005 of debt converted. At June 30, 2017, and March 31, 2017, the remaining unpaid principal balance of such promissory note was
$18,250.

In  December 2011, the Company issued a promissory note, face amount $112,852, to
Michael R. Murphy, in consideration of his $112,852 loan to the Company. This promissory note, by its original terms, bears no interest, had a due date of December
31, 2012, and was convertible into shares of Company common stock at the rate of one share for every $.00001 of debt converted. However, by agreement with the holder of such promissory note, in April 2017, the conversion rate under such promissory note was amended to one share for every $.0005 of debt converted. During the three months ended June 30, 2017, a total of 25,000,000 shares of common stock were issued in connection with partial conversions of this promissory note, with a total of $12,500.00 of principal balance of this promissory note being extinguished.
At June 30, 2017, and March 31, 2017, the remaining unpaid principal balance of such promissory note was $36,370 and $49,480, respectively.

NOTE 8. LOAN ON OPEN ACCOUNT

In February 2017, the Company obtained a loan on open account from a third party in the amount of $30,000. This loan on open account is payable on demand.

NOTE 9. ACQUISITIONS

In November 2017, the Company acquired, in separate transactions, 45% of each of
LiveSpeed Baton Rouge #1, LLC (d/b/a LiveSpeed Broadband) and LiveSpeed Baton Rouge
#2, LLC (d/b/a LiveSpeed Broadband). In the acquisition transactions, the Company issued two promissory notes with $60,000 face amounts and a total of 5,000,000 shares of our common stock to a third party. Further, in connection with each such acquisition transaction, the remaining 55% ownership interest was contributed to the capital of the Company for no consideration by a company in which the Company's
CEO, David Loflin, holds a 50% pecuniary interest. Mr. Loflin received no consideration, direct or indirect, in connection with such contributions. (See
Note 6. Related-Party Transactions and Note 7. Notes Payable).

In February 2017, the Company acquired Clikia Corp. (Clikia-LA), a Baton Rouge,
Louisiana-based OTT video streaming service provider, and adopted the OTT video streaming business plan of Clikia-LA and is currently pursuing such business plan.
In connection with such transaction, the Company issued a total of 125,000,000 shares of common stock to the owners of Clikia-LA, including to the Company's CEO and a director, David Loflin, who was issued 75,000,000 shares, and TikiLive, Inc., who was issued 50,000,000 shares. Subsequent to the closing of this transaction and subsequent to December 31, 2017, the Company entered into a common stock repurchase agreement with TikiLive, Inc., pursuant to which the Company repurchased 25,000,000 of the shares issued to TikiLive, Inc., in exchange for a $150,000 face amount promissory note, which was, thereafter, forgiven in full by TikiLive, Inc. (See
Note 6. Related-Party Transactions and Note 13. Subsequent Events).

In December 2015, the Company acquired Squuak.com, a social media and content sharing tool and platform, from Par Point Capital, LLC, in exchange for a $225,000 promissory note. (See Note 7. Notes Payable).

NOTE 10. CAPITAL STOCK

Amendment of Articles of Incorporation

In November 2017, the Company amended its Articles of Incorporation, to expand its authorized number of shares of common stock to 1,450,000,000 shares. In March 2018, the Company amended its Articles of Incorporation, to expand its authorized number of shares of common stock to 3,450,000,000 shares.

Stock Issued for Services

During the three months ended June 30, 2017, the Company issued 6,000,000 shares of common stock pursuant to the terms of a financial consulting agreement with a third party, which shares were valued at $10,000, in the aggregate.

Stock Issued for Cash

In December 2017, the Company issued 17,500,000 shares of common stock, pursuant to the Company's offering pursuant to Regulation A under the Securities Act of 1933, as amended. These shares were sold for cash at $.0003 per share, or $14,000, in the aggregate.

NOTE 11. SETTLEMENT AGREEMENT

In August 2017, the Company entered into a settlement agreement and stipulation (the
Settlement Agreement) with a third party. Pursuant to the Settlement Agreement, the
Company agreed to issue shares of its common stock in exchange for the settlement of certain past due obligations and accounts payable of the Company (the Subject Debts)
in the aggregate amount of $355,903.50 (the Settlement Amount), which the third party had previously purchased from certain vendors of the Company. Further, the Company agreed to issue shares of common stock in one or more tranches, as necessary, sufficient to satisfy the Settlement Amount. The per share price of the shares of common stock shall be equal to 50% of the then-recent market price of the Company's common stock. Additionally, the Company issued 1,704,859 shares of its common stock to the third party as a settlement fee. Under the Settlement Agreement, the third party is not permitted, at any time, to own beneficially more than 9.99% of the
Company's then-outstanding shares of common stock. The Company initially reserved
150 million shares of its common stock to provide for issuances made pursuant to the Settlement Agreement. To date, a total of 27,000,000 shares have been issued in payment of $183,889.50 of the Subject Debts.

NOTE 12. REGULATION A OFFERING

In December 2017, the Company's Form 1-A filed with the SEC, relating to an offering pursuant to Regulation A under the Securities Act of 1933, as amended, was qualified by the SEC. The Company is offering up to 1,000,000,000 shares of its common stock at an offering price of $.0008 per share. As of December 31, 2017, the Company had sold 17,500,000 shares of its common stock pursuant to such offering.

NOTE 13. SUBSEQUENT EVENT

In January 2018, the Company consummated a common stock repurchase agreement with
TikiLive, Inc., pursuant to which the Company repurchased 25,000,000 of the shares issued to TikiLive, Inc. in connection with the Company's acquisition of Clikia-LA, in exchange for a $150,000 face amount promissory note. Then, in February 2018, due to certain business conditions affecting TikiLive, Inc., the entire balance of such promissory note was forgiven in full by TikiLive, Inc., for no additional consideration. (See Note 6. Related-Party Transactions).

                              CLIKIA CORP.
                      CONSOLIDATED BALANCE SHEETS
                        March 31, 2017 and 2016
                              (unaudited)

                                                   March 31, 2017     March 31, 2016
                                                   ______________     _______________
                                        ASSETS
Current assets
     Cash and cash equivalents                      $     11,197       $         924
     Prepaid expenses and other current assets               622                 622
                                                    _____________      ______________
     Total current assets                                 11,819               1,546
                                                    _____________      ______________

Other assets
     Investment in Clikia Corp. (Louisiana)
        subsidiary                                        13,976                 ---
     Other intangible assets, net of amortization            ---             243,188
                                                    _____________      ______________
     Total intangible assets                              13,976             243,188
                                                    _____________      ______________

Fixed assets
     Equipment                                             1,284               1,284
                                                    _____________      ______________
     Total fixed assets                                    1,284               1,284
                                                    _____________      ______________
     Total assets                                   $     27,079       $     246,018
                                                    _____________      ______________
                                                    _____________      ______________

                   LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities
     Accounts payable - trade                       $        ---       $       1,264
     Loan on open account - third party                   30,000                 ---
     Note payable (Schooner Equities)                     25,000                 ---
     Note payable (Goodkin)                               10,000                 ---
     Note payable (Murphy)                                48,870              49,480
     Notes payable (Par Point)                           243,250             250,000
                                                    _____________      ______________

     Total current liabilities                           357,120             300,744

Stockholders' deficit
     Preferred stock, $.00001 par value;                      20                  20
        5,000,000 shares authorized, 2,000,000
        and 2,0000,000 shares issued and
        outstanding at March 31, 2017 and 2016,
        respectively
     Common stock, $.00001 par value;                      2,548                 615
        950,000,000 shares authorized,
        254,814,672 and 61,514,672 shares issued
        and outstanding at March 31, 2017 and
        2016, respectively
     Additional paid-in capital                           32,737               6,390
     Accumulated deficit                                (365,346)            (61,751)
                                                     _____________      ______________
     Total stockholders' deficit                     $   (330,041)      $     (54,726)
                                                     _____________      ______________
     Total liabilities and stockholders' deficit     $     27,079       $     246,018
                                                     _____________      ______________
                                                     _____________      ______________

The accompanying notes are an integral part of these unaudited financial statements.

                               CLIKIA CORP.
                  CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Years Ended March 31, 2017 and 2016
                               (unaudited)

                                                                 Year Ended
                                                      _________________________________
                                                      March 31, 2017     March 31, 2016
                                                      ______________     ______________
Revenues                                              $         200      $         ---
Operating costs and expenses
     Operating expenses                                      60,407             31,562
     Impairment charge                                      243,188                ---
                                                      ______________     ______________
          Total operating expenses                          303,595             31,562
                                                      ______________     ______________
Operating loss                                             (303,595)           (31,562)
                                                      ______________     ______________
Net loss                                              $    (303,595)     $     (31,562)
                                                      ______________     ______________
                                                      ______________     ______________
Net loss per common share

     Basic and diluted                                $       (0.00)     $       (0.00)
                                                      ______________     ______________
                                                      ______________     ______________
Weighted average number of
 common shares outstanding:

     Basic and diluted                                   77,897,339         52,514,672
                                                      ______________     ______________
                                                      ______________     ______________

  The accompanying notes are an integral part of these unaudited financial statements.

                            CLIKIA CORP.
       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
          For the Years Ended June 30, 2017 and 2016
                            (unaudited)

                Preferred Stock       Common Stock
               _________________   ___________________
                                                                               Total
                                                        Additional  Accu-      Stock-
               Shares     Amount   Shares       Amount   Paid-in    mulated    holders'
                                                         Capital    Deficit    Deficit
__________________________________________________________________________________________

Balance,
  March
  31, 2015    2,000,000   $   20   38,514,672   $  385   $   ---   $(30,189)   $(30,324)
Shares
  issued
  for bonus         ---      ---    3,500,000     35     3,465        ---       3,500
Shares
  issued
  for
  consulting        ---      ---    3,500,000     35     3,465        ---       3,500
Shares
  issued
  for debt
  conver-
  sions             ---    ---     16,000,000    160       ---        ---         160
Net loss            ---    ---            ---    ---       ---    (31,562)    (31,562)
___________________________________________________________________________________________
Balance,
  March
  31, 2016    2,000,000     20     61,514,672      615     6,390    (61,751)    (54,726)
Shares
  issued
  for
  consulting        ---    ---        300,000        3       297        ---         300
Shares
  issued
  for
  business
  acquisition       ---    ---    125,000,000    1,250    11,250        ---      12,500
Shares
  issued
  for
  bonus             ---    ---     10,000,000      100     9,900        ---      10,000
Shares
  issued for
  debt
  conver-
  sions             ---    ---     58,000,000      580     4,900        ---       5,480
Net loss            ---    ---            ---      ---       ---   (303,595)   (303,595)
__________________________________________________________________________________________
Balance,
  March
  31, 2017    2,000,000     20    254,814,672    2,548    32,737   (365,346)   (330,041)
__________________________________________________________________________________________
__________________________________________________________________________________________

  The accompanying notes are an integral part of these unaudited financial statements.

                                    CLIKIA CORP.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                      For the Year Ended March 31, 2017 and 2016
                                    (unaudited)

                                                                     Year Ended
                                                          _______________________________
                                                          March 31, 2017   March 31, 2016
                                                          ______________   ______________
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                             $    (303,041)   $     (31,562)
     Adjustments to reconcile net
     loss to cash used for operating activities:
          Impairment charge                                     243,188              ---
          Stock issued for services                              10,300            7,000
                                                          ______________   ______________
Net cash used in operating activities                           (49,907)         (24,562)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities                 ---              ---
CASH FLOWS FROM FINANCING ACTIVITIES:
     Notes payable - third parties                               35,000              ---
     Loan on open account - third party                          30,000              ---
     Loan on open account - related party                        14,500              ---
     Repayment of loan on open account - related party          (14,500)             ---
     Advance on open account - related party                     (3,896)             ---
                                                          ______________   ______________
Net cash provided by (used in) financing activities              61,104              ---
                                                          ______________   ______________
Net increase (decrease) in cash                                  10,273           (2,290)
Cash, beginning of year                                             924            2,936
                                                          ______________   ______________
Cash, end of year                                         $      11,197    $         646
                                                          ______________   ______________
                                                          ______________   ______________

The accompanying notes are an integral part of these unaudited financial statements.

                                  CLIKIA CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                March 31, 2017
                                  (unaudited)

NOTE 1. NATURE OF THE BUSINESS

Clikia Corp. (the Company) was incorporated in 2002 in the State of Nevada, under the name MK
Automotive, Inc. The Company's corporate name changed to Clikia Corp. in July 2017. From 2002 through 2015, the Company was engaged in the retail and commercial automotive diagnostic, maintenance and repair services businesses, and, from December 2015 through January 2017, our company pursued the commercial exploitation of Squuak.com, a social media and content sharing tool and platform. Ultimately, these business efforts were unsuccessful. In February 2017, the
Company acquired Clikia Corp., a Louisiana corporation (Clikia-LA), a Baton Rouge, Louisiana-
based over-the-top, or OTT, video streaming service provider, and adopted the OTT video streaming business plan of Clikia-LA.

ClikiaTV is the Company's subscription-based streaming cable television service delivered via its Clikia App, which is available in the iTunes Store, the Google Play Store, on Amazon and
Roku, and via Google Chromecast for any device, and through the Company's  interconnected website, www.Clikia.com, that targets consumers who wish to join the cord-cutting movement, the movement away from traditional cable television subscriptions.

ClikiaTV competes in the over-the-top content (video) delivery industry. Over-the-top, or OTT, is the term used to describe the delivery of film and TV content via the internet, without requiring users to subscribe to a traditional cable or satellite pay-TV service, like Comcast,
Time Warner Cable or DirecTV.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Clikia-LA. All inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid investments with original maturities of three months or less.

Stock Issued for Services

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from persons other than employees in accordance with ASC Topic 505. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of performance commitment or completion of performance by the provider of goods or services as defined by ASC Topic 505.

Earnings per Share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding during the period.

NOTE 3. ACCOUNTING POLICIES

The Company has evaluated recent accounting pronouncements and believes none will have a material effect on its consolidated financial statements upon implementation.

NOTE 4. CHANGE IN CONTROL OF THE COMPANY

In September 2016, there occurred a change in control of the Company, when the Company's now-CEO, David Loflin, acquired ownership of RioRoca Holdings, LLC, the owner of (a)
31,754,675 shares, or approximately 60%, of the Company's then-outstanding common stock and (b) 2,000,000 shares of the Company's Series A Super Voting Preferred Stock (shares of Series A Super Voting Preferred Stock have 500 times that number of votes on all matters submitted to the shareholders that each shareholder of Company common stock is entitled to vote at each meeting of shareholders and vote together with the holders of
Company common stock as a single class). This ownership of Company securities provides
RioRoca Holdings, LLC with control of the Company. As the owner of RioRoca Holdings,
LLC, Mr. Loflin controls the disposition and voting of Company securities owned by
RioRoca Holdings, LLC.

NOTE 5. EXTINGUISHMENT OF DEBT

In December 2011, the Company entered into a settlement agreement (the Settlement
Agreement) with one of its lenders to satisfy an existing loan default, which resulted in the extinguishment of such loan. The principal balance of the loan, at the time of the Settlement Agreement, was $460,410, with related accrued interest of $4,676.

In connection with the Settlement Agreement, two related parties (Michael R. Murphy and Thomas E. Kubik) loaned a total of $225,704 in cash to the Company. The proceeds of both of these loans were applied by the Company to satisfy its payment obligation of $225,704 under the Settlement Agreement. (See Note 6. Related-Party Transactions).

NOTE 6. RELATED-PARTY TRANSACTIONS
In February 2017, the Company acquired Clikia Corp., a Louisiana corporation
(Clikia-LA). Pursuant to the acquisition transaction, the Company's CEO, David Loflin, received 75,000,000 shares of the 125,000,000 shares of Company common stock issued in the acquisition transaction. (See Note 8. Acquisitions).

In January 2017, the Company issued 10,000,000 shares of common stock as a bonus to one of its directors, which shares were valued at $10,000, in the aggregate.

In December 2011, the Company borrowed a total of $225,704 from two shareholders
($112,852 from each of Michael R. Murphy and Thomas E. Kubik). The proceeds of both loans were applied by the Company to satisfy its payment obligation of $225,704 under the Settlement Agreement. In connection with Mr. Murphy's loan, the Company issued a promissory note, face amount $112,852, to Mr. Murphy, in consideration of his
$112,852 loan to the Company. This promissory note, by its original terms, bears no interest, had a due date of December 31, 2012, and was convertible into shares of
Company common stock at the rate of one share for every $.00001 of debt converted.
However, by agreement with the holder of such promissory note, in April 2017, the conversion rate under such promissory note was amended to one share for every $.0005 of debt converted. At March 31, 2017 and 2016, the remaining unpaid principal balance of such promissory note was $48,870 and $49,480, respectively. (See Note 5.
Extinguishment of Debt, Note 7. Notes Payable and Note 10. Subsequent Events).

NOTE 7. NOTES PAYABLE

In February 2017, the Company issued a promissory note, face amount $25,000, to
Schooner Equities, LLC, in consideration of a loan in the amount of $25,000. This promissory note bears interest at 6% per annum, is due in February 2018 and is convertible into shares of Company common stock at a conversion price that is equal to 45% of the then-current market price of the Company's common stock. At March 31,
2017, the remaining unpaid principal balance of such promissory note was $25,000.

In March 2017, the Company issued a promissory note, face amount $10,000, to a third party, Adam Goodkin, in consideration of a loan in the amount of $10,000. This promissory note bears interest at 6% per annum, is due in March 2018 and is convertible into shares of Company common stock at the rate of one share for every
$.00166 of debt converted. At March 31, 2017, the remaining unpaid principal balance of such promissory note was $10,000.

In August 2015, the Company issued a promissory note, face amount $225,000, to Par
Point Capital, LLC, in connection with the Company's purchase of Squuak.com and related intangible assets. This promissory note bears interest at 6% per annum, was due in August 2016 and is convertible into shares of Company common stock at the rate of one share for every $.0005 of debt converted. At March 31, 2017 and 2016, the remaining unpaid principal balance of such promissory note was $225,000.

In August 2015, the Company issued a promissory note, face amount $25,000, to Par
Point Capital, LLC, pursuant to a consulting agreement. This promissory note bears interest at 6% per annum, was due in August 2016 and is convertible into shares of
Company common stock at the rate of one share for every $.0005 of debt converted.
At March 31, 2017 and 2016, the remaining unpaid principal balance of such promissory note was $18,250 and $25,000, respectively.

In December 2011, the Company issued a promissory note, face amount $112,852, to
Michael R. Murphy, in consideration of his $112,852 loan to the Company. This promissory note, by its original terms, bears no interest, had a due date of December
31, 2012, and was convertible into shares of Company common stock at the rate of one share for every $.00001 of debt converted. However, by agreement with the holder of such promissory note, in April 2017, the conversion rate under such promissory note was amended to one share for every $.0005 of debt converted. At March 31, 2017 and 2016, the remaining unpaid principal balance of such promissory note was $48,870 and $49,480, respectively.

NOTE 8. LOAN ON OPEN ACCOUNT

In February 2017, the Company obtained a loan on open account from a third party in the amount of $30,000. This loan on open account is payable on demand.

NOTE 9. ACQUISITIONS

In February 2017, the Company acquired Clikia Corp. (Clikia-LA), a Baton Rouge,
Louisiana-based OTT video streaming service provider, adopted the OTT video streaming business plan of Clikia-LA and is currently pursuing such business plan. The Company's
CEO, David Loflin, received 75,000,000 shares of the 125,000,000 shares of Company common stock issued in the Clikia-LA acquisition transaction. (See Note 6. Related-Party
Transactions). Subsequent to the closing of this transaction, the Company entered into a common stock repurchase agreement with TikiLive, Inc., pursuant to which the Company repurchased 25,000,000 of the shares issued to TikiLive, Inc., in exchange for a
$150,000 face amount promissory note payable by the Company on demand.

In December 2015, the Company acquired Squuak.com, a social media and content sharing tool and platform, from Par Point Capital, LLC, in exchange for a $225,000 promissory note. (See Note 7. Notes Payable).

NOTE 10. STOCK ISSUED FOR SERVICES

During the year ended March 31, 2017, the Company issued 300,000 shares of common stock pursuant to the terms of a consulting agreement with a third party, which shares were valued at $300, in the aggregate.

During the year ended March 31, 2017, the Company issued 10,000,000 shares of common stock as a bonus to one of its directors, which shares were valued at $10,000, in the aggregate.

NOTE 11. IMPAIRMENT

Following the Company's acquisition of Clikia-LA, the Company's Board of Directors determined to abandon its Squuak.com business efforts, including its related assets.
Due to this determination, there was an impairment charge of $243,188 recorded for the year ended March 31, 2017.

NOTE 12. SUBSEQUENT EVENTS

In April 2017, the Company entered into an agreement with the holder of a Company promissory note issued in December 2011 to Michael R. Murphy, face amount $112,852.
Pursuant to such agreement, the conversion rate under such promissory note was changed from one share for every $.00001 of debt converted to one share for every $.0005 of debt converted.

In June 2017, the Company issued, in two separate private transactions, a total of
25,000,000 shares of common stock in connection with partial conversions of a convertible promissory note of the Company. A total of $12,500.00 of the Company's existing debt was cancelled by the issuance of such shares, a conversion price of $.0005 per share.

In June 2017, the Company issued, in a private transaction, 6,000,000 shares of common stock to a third-party consultant to the Company, in payment of financial consulting services rendered on behalf of the Company. Pursuant to the terms of the consulting agreement, these shares were valued at $10,000.

In July 2017, the Company issued convertible promissory note in the amount of $291,000, including original issue discount, to a third party. This promissory note is due in
October 2018 and is convertible from time to time by its holder, at then-market prices of the Company's common stock. The Company also issued to such third party a warrant to purchase approximately 14,500,000 shares of its common stock. In consideration of its issuing such promissory note and warrant, the Company received cash in the amount of $45,000 and a series of nine promissory notes in the amount of $25,000, all of which are due in October 2018.

In August 2017, the Company entered into a settlement agreement and stipulation (the
Settlement Agreement) with a third party. Pursuant to the Settlement Agreement, the Company agreed to issue shares of its common stock in exchange for the settlement of certain past due obligations and accounts payable of the Company (the Subject Debts)
in the aggregate amount of $355,903.50 (the Settlement Amount), which the third party had previously purchased from certain vendors of the Company. Further, the Company agreed to issue shares of common stock in one or more tranches, as necessary, sufficient to satisfy the Settlement Amount. The per share price of the shares of common stock shall be equal to 50% of the then-recent market price of the Company's common stock.
Additionally, the Company issued 1,704,859 shares of its common stock to the third party as a settlement fee. Under the Settlement Agreement, the third party is not permitted, at any time, to own beneficially more than 9.99% of the Company's then-outstanding shares of common stock. The Company initially reserved 150 million shares of its common stock to provide for issuances made pursuant to the Settlement Agreement. To date, a total of
27,000,000 shares have been issued in payment of $183,889.50 of the Subject Debts.